Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269824

Fixed Maturity Options Available Under Certain Active EQUI-VEST® Contracts and Issued by Equitable Financial Life Insurance Company of America and Equitable Financial Life Insurance Company

Prospectus dated May 1, 2024

Please read and keep this Prospectus for future reference. It contains important information that you should know before taking any action under your contract. This Prospectus supersedes all other Prospectuses for the fixed maturity options. You should read this Prospectus along with the prospectus for the variable annuity contract.

What are the Fixed Maturity Options?

The fixed maturity options are some of the investment options available under certain annuity contracts issued by Equitable Financial Life Insurance Company of America and Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”). Please refer to your variable deferred annuity contract or certificate (collectively, the “contract”) and the prospectus for the contract (the “Contract Prospectus”) for details regarding whether you are eligible for the fixed maturity options. As explained in more detail in this Prospectus, each fixed maturity option has a maturity date ranging from one to 10 years, and we pay interest at a stated rate if the option is held to maturity. Under certain circumstances, such as withdrawals, selection of annuity payout option or payment of a death benefit, we may make a market value adjustment, which will increase or decrease any fixed maturity amount you will have in that fixed maturity option.

This Prospectus describes the fixed maturity options available under the following EQUI-VEST® contracts:

•	EQUI-VEST® Employer-Sponsored Retirement Plans

•	EQUI-VEST® (Series 100-500)

•	EQUI-VEST® ExpressSM (Series 700)

•	EQUI-VEST® (Series 800)

•	EQUI-VEST® StrategiesSM (Series 900)

Not all features are available under each EQUI-VEST® contract. Please refer to the Contract Prospectus for more information.

This Prospectus does not describe the contract itself or the investment options other than the fixed maturity options. For information about the contract, you should consult the Contract Prospectus. For additional information regarding the variable investment options, you should consult the prospectuses for the portfolios underlying the variable investment options.

Please refer to page 7 of this Prospectus for a discussion of risk factors.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. Neither the contracts nor the fixed maturity options are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

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Contents of this Prospectus

—	Market value adjustment example	I-1

When we address the reader of this Prospectus with words such as “you“ and “your,“ we mean the person who has right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word “contract“ it also includes certificates that are issued under group contracts.

The Company

Equitable America is an Arizona stock life insurance corporation organized in 1969 with an administrative office located at 8501 IBM Drive, Suite 150-GR, Charlotte, NC 28262-4333. Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1345 Avenue of the Americas, New York, NY 10105. We are indirect wholly owned subsidiaries of Equitable Holdings, Inc.

We are licensed to sell life insurance and annuities in all fifty states (except Equitable America is not licensed in the state of New York), the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

How to reach us

You may also use our toll-free number (800) 628-6673 to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m., Eastern Time.

Hearing or speech-impaired clients may call the AT&T National Relay Number at (800) 855-2880 for information about your account. If you have a Telecommunications Device for the Deaf (TDD), you may relay messages or questions to our Customer Service Department at (800) 628-6673, Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m. Eastern Time. AT&T personnel will communicate our reply back to you, via the TDD.

Please see the Contract Prospectus for detailed information on how to reach us electronically, as well as, for our mailing addresses for contributions and other correspondence.

Description of the fixed maturity options

About our fixed maturity options

We offer fixed maturity options with maturity dates generally ranging from one to ten years. We will not accept allocations to a fixed maturity option if on the date the contribution or transfer is to be applied the rate to maturity is 3%. This means that at points in time there may be no fixed maturity options available. You can allocate your contributions to one or more of these fixed maturity options. However, you may not allocate more than one contribution to any one fixed maturity option. These amounts become part of a non-unitized separate account. They will accumulate interest at the “rate to maturity” for each fixed maturity option. The total amount you allocate to and accumulate in each fixed maturity option is called the “fixed maturity amount.” The fixed maturity options may not be available in all contracts or all states. See “State contract availability and/or variations of certain features and benefits” in your variable annuity contract prospectus more for information. See also “Charges and expenses” in Contract Prospectus for information on withdrawal charges when amounts are allocated to the fixed maturity options.

The rate to maturity you will receive for each fixed maturity option is the rate to maturity in effect for new contributions allocated to that fixed maturity option on the date we apply your contribution.

On the maturity date of a fixed maturity option, your fixed maturity amount, assuming you have not made any withdrawals or transfers, will equal your contribution to that fixed maturity option plus interest, at the rate to maturity for that contribution. This is the fixed maturity option’s “maturity value.” Before maturity, the current value we will report for your fixed maturity amount will reflect a market value adjustment. Your current value will reflect the market value adjustment that we would make if you were to withdraw all of your fixed maturity amounts on the date of the report. We call this your “market adjusted amount.”

Fixed maturity options and maturity dates. We currently offer fixed maturity options ending on June 15th for maturity years ranging from one through ten. Not all of these fixed maturity options will be available for annuitant ages 76 and above. See “Allocating your contributions”. See the Contract Prospectus for more information. As fixed maturity options expire, we expect to add maturity years so that generally ten fixed maturity options are available at any time.

We will not accept allocations to a fixed maturity option if on the date the contribution is to be applied:

•	you previously allocated a contribution or made a transfer to the same fixed maturity option; or

•	the rate to maturity is 3%; or
•	the fixed maturity option’s maturity date is within 45 days; or

•	the fixed maturity option’s maturity date is later than the date annuity payments are to begin.

Your choices at the maturity date. We will notify you at least 45 days before each of your fixed maturity options is scheduled to mature. At that time, you may choose to have one of the following take place on the maturity date, as long as none of the conditions listed above or in “Allocating your contributions” in the Contract Prospectus would apply:

(a)	transfer the maturity value into another available fixed maturity option, or into any of the variable investment options; or

(b)	withdraw the maturity value (there may be a withdrawal charge).

If we do not receive your choice on or before the fixed maturity option’s maturity date, we will automatically transfer your maturity value into the next available fixed maturity option (or another investment option if we are required to do so by any state regulation). We may change our procedures in the future.

Market value adjustment. If you make any withdrawals (including transfers, surrender or termination of your contract, or when we make deductions for charges) from a fixed maturity option before it matures we will make a market value adjustment, which will increase or decrease any fixed maturity amount you have in that fixed maturity option. The amount of the adjustment will depend on two factors:

(a)	the difference between the rate to maturity that applies to the amount being withdrawn and the rate to maturity in effect at that time for new allocations to that same fixed maturity option, and

(b)	the length of time remaining until the maturity date.

In general, if interest rates rise from the time that you originally allocate an amount to a fixed maturity option to the time that you take a withdrawal, the market value adjustment will be negative. Likewise, if interest rates drop at the end of that time, the market value adjustment will be positive. Also, the amount of the market value adjustment, either up or down, will be greater the longer the time remaining until the fixed maturity option’s maturity date. Therefore, it is possible that the market value adjustment could greatly reduce your value in the fixed maturity options, particularly in the fixed maturity options with later maturity dates.

Rates to maturity and price per $100 of maturity value

We can determine the amount required to be allocated to one or more fixed maturity options in order to produce specified maturity values. For example, we can tell you how much you need to allocate per $100 of maturity value.

The rates to maturity are determined weekly. The rates in the table below are illustrative only and will most likely differ from the rates applicable at time of purchase. Current rates to maturity can be obtained from your financial professional or us. Please see the variable annuity contract prospectus for detailed information on how to reach us.

The rates to maturity for new allocations and the related price per $100 of maturity value are as shown below:

Fixed Maturity Options with June 15th Maturity Date of Maturity Year	Rate to Maturity as of February 15, 2024	Price Per $100 of Maturity Value
2024	3.00%(2)	$99.02
2025	3.00%(2)	$96.14
2026	3.00%(2)	$93.34
2027	3.00%(2)	$90.62
2028	3.00%(2)	$87.98
2029	3.00%(2)	$85.41
2030	3.00%(2)	$82.93
2031(1)	3.00%(2)	$80.51
2032(1)	3.00%(2)	$78.16
2033(1)	3.05%	$75.54
(1)	Not available in Oregon for EQUI-VEST® Employer-Sponsored Retirement Plans and EQUI-VEST® (Series 100-500) only.
(2)	Since these rates to maturity are 3%, no amounts could have been allocated to these options.

How we determine the market value adjustment

We use the following procedure to calculate the market value adjustment (up or down) we make if you withdraw all of your value from a fixed maturity option before its maturity date.

(1)	We determine the market adjusted amount on the date of the withdrawal as follows:

(a)	We determine the fixed maturity amount that would be payable on the maturity date, using the rate to maturity for the fixed maturity option.

(b)

We determine the period remaining in your fixed maturity option (based on the withdrawal date) and convert it to fractional years based on a 365-day year. For example, three years and 12 days becomes 3.0329.

(c)	We determine the current rate to maturity that applies on the withdrawal date to new allocations to the same fixed maturity option.

(d)	We determine the present value of the fixed maturity amount payable at the maturity date, using the period determined in (b) and the rate determined in (c).

(2)	We determine the fixed maturity amount as of the current date.
(3)	We subtract (2) from the result in (1)(d). The result is the market value adjustment applicable to such fixed maturity option, which may be positive or negative.

Your market adjusted amount is the present value of the maturity value discounted at the rate to maturity in effect for new contributions to that same fixed maturity option on the date of the calculation.

If you withdraw only a portion of the amount in a fixed maturity option, the market value adjustment will be a percentage of the market value adjustment that would have applied if you had withdrawn the entire value in that fixed maturity option. This percentage is equal to the percentage of the value in the fixed maturity option that you are withdrawing. Any withdrawal charges that are deducted from a fixed maturity option will result in a market value adjustment calculated in the same way. See “Appendix: Market value adjustment example” for an example.

For purposes of calculating the rate to maturity for new allocations to a fixed maturity option (see (1)(c) above), we use the rate we have in effect for new allocations to that fixed maturity option. We use this rate even if new allocations to that option would not be accepted at that time. This rate will not be less than 3%. If we do not have a rate to maturity in effect for a fixed maturity option to which the “current rate to maturity” in (1)(c) above would apply, we will use the rate at the next closest maturity date. If we are no longer offering new fixed maturity options, the “current rate to maturity” will be determined in accordance with our procedures then in effect. We reserve the right to add up to 0.50% to the current rate in (1)(c) above for purposes of calculating the market value adjustment only.

Investments under the fixed maturity options

Amounts allocated to the fixed maturity options are held in a “non-unitized” separate account we have established under the New York Insurance Law. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the fixed maturity options. Under New York Insurance Law, the portion of the separate account’s assets equal to the reserves and other contract liabilities relating to the contracts are not chargeable with liabilities from any other business we may conduct. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the fixed maturity options, regardless of whether assets supporting fixed maturity options are held in a separate account or our general account.

We have no specific formula for establishing the rates to maturity for the fixed maturity options. We expect the rates to be influenced by, but not necessarily correspond to, among other things, the yields that we can expect to realize on the separate account’s investments from time to time. Our current plans are to invest in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities and government and agency issues having durations in the aggregate consistent with those of the fixed maturity options.

Although the above generally describes our plans for investing the assets supporting our obligations under the fixed maturity options under the contracts, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws. We will not determine the rates to maturity we establish by the performance of the nonunitized separate account.

Your contract’s value in the fixed maturity options

Your value in each fixed maturity option at any time before the maturity date is the market adjusted amount in each option, which reflects withdrawals out of the option and charges we deduct. This is equivalent to your fixed maturity amount increased or decreased by the market value adjustment. Your value, therefore, may be higher or lower than your contributions (less withdrawals) accumulated at the rate to maturity. At the maturity date, your value in the fixed maturity option will equal its maturity value, provided there have been no withdrawals or transfers.

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

•	You may not transfer to a fixed maturity option that has a rate to maturity of 3%.

•	If the annuitant is age 76-80, you must limit your transfers to fixed maturity options with maturities of seven years or less. If the annuitant is age 81 or older, you must limit your transfers to fixed maturity options of five years or less. We will not accept allocations to a fixed maturity option if on the date the contribution or transfer is to be applied, the rate to maturity is 3%. Also, the maturity dates may be no later than the date annuity payments are to begin.

•	Under certain contracts, if you make transfers out of a fixed maturity option other than at its maturity date, the transfer may cause a market value adjustment and affect your Guaranteed Principal Benefit (“GPB”).

•	Under certain contracts, a transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the annuity account value being allocated to the guaranteed interest option, based on the annuity account value as of the previous business day.

Withdrawing your account value

Unless you specify otherwise, we will subtract withdrawals on a pro rata basis from your value in the variable investment options and the guaranteed interest option. If there is insufficient value or no value in the variable investment options and guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the fixed maturity options in the order of the earliest maturity date(s) first. A market value adjustment will apply to withdrawals from the fixed maturity options

Please refer to the Contract Prospectus for more information regarding withdrawing value from your contract.

Charges and expenses

Withdrawal charges may apply to any withdrawal from your contract, including a withdrawal from a fixed maturity option. For more information regarding withdrawal charges and other charges applicable to the contract, please refer to the Contract Prospectus.

Risk factors

An allocation to a fixed maturity option has various risks associated with it.

Please be aware that a market value adjustment could result in a significant loss of principal and previously credited interest. Specifically:

•	If you make any withdrawal (including transfers, surrender or termination of your contract, or when we make deductions for charges) from a fixed maturity option before it matures, we will make a market value adjustment. The market value adjustment may be negative.

•	If there is a market value adjustment and interest rates have increased from the time that you originally allocated to a fixed maturity option to the time that you take the withdrawal (including transfers, surrender or termination of your contract, or when we make deductions for charges), the market value adjustment will be negative and will reduce your value in the fixed maturity option.

•	The amount of the market value adjustment, either up or down, will be greater the longer the time remaining until the fixed maturity option’s maturity date.

•	Therefore, it is possible that a negative market value adjustment could greatly reduce your value in the fixed maturity options, particularly in fixed maturity options with later maturity dates.

If we deduct all or a portion of a fee or charge from a fixed maturity option, a market value adjustment will apply to that deduction from the fixed maturity option. If the market value adjustment is negative, it will reduce your value in the fixed maturity option.

No company other than us has any legal responsibility to pay amounts that the Company owes under the contract and fixed maturity option. An owner should look to the financial strength of the Company for its claims-paying ability.

There are also risks associated with the Company. Before allocating to a fixed maturity option, you should carefully consider and evaluate all of the risks and other important information contained in this prospectus and in the documents we incorporate by reference into this prospectus, including our latest Annual Report on Form 10-K and any of the other periodic reports we file as required under the Exchange Act, related to the Company.

More information

Fixed maturity option contributions, transfers, withdrawals and surrenders

•	If a fixed maturity option is scheduled to mature on June 15th and June 15th is a non-business day, that fixed maturity option will mature on the prior business day.

•	Contributions allocated to a fixed maturity option will receive the rate to maturity in effect for that fixed maturity option on that business day.

•	Transfers to a fixed maturity option will receive the rate to maturity in effect for that fixed maturity option on that business day.

•	Transfers out of a fixed maturity option will be at the market adjusted amount on that business day.

Distribution of the contracts

The Fixed Maturity Option is only available under certain variable annuity contract(s) issued by the Company. Extensive information about the arrangements for distributing the annuity contracts, including sales compensation, is included in the appropriate variable annuity contract prospectus and in the statement of additional information that relates to that prospectus under “Distribution of the contracts”, respectively. All of that information applies regardless of whether you choose to use the Fixed Maturity Option, and there is no additional plan of distribution or sales compensation with respect to the Fixed Maturity Option. There is also no change to the information regarding the fact that the principal underwriter(s) is an affiliate or an indirect wholly owned subsidiary of the Company.

Incorporation of certain documents by reference

Equitable Financial Life Insurance Company’s Annual Report on Form 10-K for the period ended December 31, 2023, is considered to be part of this Prospectus because it is incorporated by reference.

Equitable Financial Life Insurance Company of America’s Annual Report on Form 10-K for the period ended December 31, 2023, is considered to be part of this Prospectus because it is incorporated by reference.

The Company files reports and other information with the SEC, as required by law. You may read and copy this information at the SEC’s public reference facilities at Room 1580, 100 F Street, NE, Washington, DC 20549, or by accessing the SEC’s website at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Under the Securities Act of 1933, the Company has filed with the SEC a registration statement relating to the fixed maturity option (the “Registration Statement”). This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement.

After the date of this Prospectus and before we terminate the offering of the securities under the Registration Statement, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”), will be considered to become part of this Prospectus because they are incorporated by reference.

Any statement contained in a document that is or becomes part of this Prospectus, will be considered changed or replaced for purposes of this Prospectus if a statement contained in this Prospectus changes or is replaced. Any statement that is considered to be a part of this Prospectus because of its incorporation will be considered changed or replaced for the purpose of this Prospectus if a statement contained in any other subsequently filed document that is considered to be part of this Prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this Prospectus.

We file the Registration Statement and our Exchange Act documents and reports, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, electronically according to EDGAR. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon written or oral request, we will provide, free of charge, to each person to whom this Prospectus is delivered, a copy of any or all of the documents considered to be part of this Prospectus because they are incorporated herein. In accordance with SEC rules, we will provide copies of any exhibits specifically incorporated by reference into the text of the Exchange Act reports (but not any other exhibits). Requests for documents should be directed to:

Equitable Financial Life Insurance Company of America

8501 IBM Drive, Suite 150

Charlotte, NC 28262-4333

Attention: Corporate Secretary (telephone: (212) 554-1234)

Equitable Financial Life Insurance Company

1345 Avenue of the Americas

New York, NY 10105

Attention: Corporate Secretary (telephone: (212) 554-1234)

You can access our website at www.equitable.com.

Independent Registered Public Accounting Firm

The consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company of America incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company of America’s Form 10-K. PricewaterhouseCoopers LLP’s address is 214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202.

The consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company’s Form 10-K. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

Disclosure of Commission Position on Indemnification for Securities Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant , the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Appendix: Market value adjustment example

The example below shows how the market value adjustment would be determined and how it would be applied to a withdrawal, assuming that $100,000 was allocated on June 15, 2024 to a fixed maturity option with a maturity date of June 15, 2032 (eight years later) at a hypothetical rate to maturity of 4.00% (h), resulting in a maturity value of $136,886 on the maturity date. We further assume that a withdrawal of $50,000 is made four years later, on June 15, 2028.(a)

	Hypothetical assumed rate to maturity(j) on June 15, 2028
	2%	6%
As of June 15, 2028 before withdrawal
(1) market adjusted amount(b)	$126,455	$108,409
(2) fixed maturity amount(c)	$116,998	$116,998
(3) market value adjustment: (1) – (2)	$9,457	$(8,589)
On June 15, 2028 after $50,000 withdrawal
(4) portion of market value adjustment associated with the withdrawal: (3) x [$50,000/(1)]	$3,739	$(3,961)
(5) portion of fixed maturity associated with the withdrawal: $50,000 – (4)	$46,261	$53,961
(6) market adjusted amount (1) – $50,000	$76,455	$58,409
(7) fixed maturity amount: (2) – (5)	$70,738	$63,037
(8) maturity value(d)	$82,762	$73,752

You should note that in this example, if a withdrawal is made when rates have increased from 4.00% to 6.00% (right column), a portion of a negative market value adjustment is realized. On the other hand, if a withdrawal is made when rates have decreased from 4.00% to 2.00% (left column), a portion of a positive market value adjustment is realized.

Notes:

(a)	Number of days from the withdrawal date to the maturity date = D = 1,461

(b)	Market adjusted amount is based on the following calculation:

Maturity value	=	$136,886	where j is either 2% or 6%
(1+j)(D/365)		(1+j)(1,461/365)

(c) Fixed maturity amount is based on the following calculation:
Maturity value	=	$136,886
(1+h)(D/365)		(1+0.04)(1,461/365)

(d) Maturity value is based on the following calculation:

Fixed maturity amount x (1+h)(D/365) = ($70,738 or $63,037) x (1+0.04)(1,461/365)

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